Bill Huo Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: Bhuo@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

April 24, 2023	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Attention:	Mr. Craig Arakawa
Ms. Joanna Lam

Re:	Genesis Unicorn Capital Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 10, 2023
File No. 001-41287

To the Reviewing Staff Members of the Commission:

On behalf of our client, Genesis Unicorn Capital Corp., a Delaware limited liability company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 14, 2023 on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022 (the “Form 10-K”) filed on March 10, 2023.

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 1 to the Form 10-K (the “Form 10-K Amendment”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Form 10-K Amendment where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form 10-K Amendment.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 10. Directors, Executive Officers and Corporate Governance, page 86

1.	To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

Response: We have revised the disclosure in the Form10-K Amendment on pages 55 and 97 in accordance with the Staff’s instructions.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Steven Glauberman, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or sglauberman@beckerlawyers.com.

Very truly yours,

By:	/s/ Bill Huo
Name:	Bill Huo